Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

January 7, 2015

Re: Stillwater Mining Company

Form 10-K for the Year Ended December 31, 2013

Filed March 3, 2014

File No. 001-13053

Dear Ms. Jenkins:

Stillwater Mining Company (the “Company” or the “Registrant”) respectfully submits the following responses to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) in your letter dated December 16, 2014. For convenience, the individual Staff comments are reproduced along with each response.

Form 10-K for the Year Ended December 31, 2013

Introduction, page 7

1. We note your disclosure regarding the status of the Marathon feasibility study and your statement that the overstatement of palladium grades in the ore reserve would not render the project uneconomical. Additionally, we note your statements that the updated study indicates that the Marathon project would have too short a mine life to adequately recover the initial capital required to construct, and that prospective concentrate grades on average are lower than in the original study, reducing the net smelter return from third-party processing. Please help us understand these statements by providing us additional detail explaining the impact of the lower grades on the project economics. To the extent necessary, please tell us the change in ounces of reserves in the feasibility study as compared to the updated study and the differences in commodity prices used in the feasibility study as compared to those used in the updated study.

Response.

The Registrant notes that adjusting the palladium grades in the ore reserve model, on its own, did not result in the project returns falling below the Company’s internal economic hurdle rate. The palladium grade adjustment had been disclosed to investors in the Company’s September 30, 2012 Quarterly Report on Form 10-Q filed with the Commission on October 30, 2012. At that time, referencing the adjustment, the Company stated, “The Company still doesn’t know the overall effect or materiality of these findings on Marathon’s infrastructure, on its economics or on its permitting timeline, but . . . the effect is likely to be some deterioration in both project economics and ore reserves.” Furthermore, the reader was advised that the final impact (along with any other adjustments, positive or negative) would not be known until the conclusion of the detailed feasibility report. As the Company completed the detailed Marathon feasibility report, the need to defer the Marathon PGM-copper project became clear, as a result of a variety of factors. It was the aggregate impact of several changes made to certain key assumptions during the feasibility study update – including, but not limited to, the change in palladium grade – that resulted in the project not meeting the Company’s internal economic hurdle rate required for a positive construction decision. Changes made to the following key assumptions (listed in declining order of their effect on the economics) had the largest negative influence on the project economics:

1.	Less attractive third-party offtake terms (including the effect of lower concentrate grades and higher shipping costs);

2.	Higher operating costs;

3.	Higher initial capital cost; and

4.	Reductions in estimated palladium grades in a portion of the ore reserves.

On the other hand, the future metal prices assumed in the feasibility study update had improved since the prior study, reflecting subsequent favorable changes to the longer-term outlook for palladium and copper demand. This had a positive benefit to the project economics but was not sufficient to offset the negative impacts of the changes listed above.

The Marathon project covers a large geographical area and the Company believes that there may be potential to discover further mineralized material on the Company’s holdings there. Sensitivity analysis of the feasibility study’s cash flow model suggests extending the project life as a result of exploration success would improve the project economics. Consequently, the Company is planning to continue with a modest exploration program at Marathon.

Proven and Probable Ore Reserves, page 16

2. Please disclose the specific commodity prices that were used in the determination of your mineral reserves. In your response, tell us the specific pricing associated with your reserves as of December 31, 2013.

Response.

The Registrant respectfully refers to the second paragraph on page 52 under Risk Factor – An extended period of low PGM prices…, for disclosure of the specific pricing associated with the determination of ore reserves, reproduced below:

“…The Company performs its ore reserve economic assessment using a twelve-quarter trailing price in order to level out short-term volatility in metals prices, viewing the twelve-quarter trailing average as a reasonable surrogate for long-term future PGM prices over the period when the reserves will be mined. The Company’s combined twelve-quarter trailing weighted average price for palladium and platinum at December 31, 2013, was about $898 per ounce based on a palladium to platinum ratio of 3.480 to 1 ($700 per ounce for palladium and $1,586 per ounce for platinum)…”

In its future filings on Form 10-K, the Registrant intends to provide this information and reference it specifically in the discussion of Proven and Probable Ore Reserves under Part 1, Items 1 and 2, Business and Properties.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations, page 71

Critical Accounting Policies, page 83

Asset Impairment, page 84

3. Please expand your disclosure in future filings regarding your 2013 impairments (and any future material impairments, as appropriate) for the following:

•	How you determined a triggering event did or did not occur;

•	The unit of testing for impairment and considerations surrounding grouping of assets;

•	The models used to test for recoverability and determine fair value, including the significant assumptions and estimates, and how those key inputs were chosen; and,

•	A discussion of the potential future causes of changes in your impairment determinations, significant estimates and assumptions.

Please refer to FR-72, which can be found on our website at: http://www.sec.gov/rules/interp/33-8350.htm. In your response, please provide us a sample of your proposed expanded disclosure addressing your 2013 impairments at both Marathon and Altar.

Response.

The Registrant, in its future quarterly and annual filings with the Commission, will expand its disclosure surrounding impairments in accordance with the Staff’s comment and FR-72. Specifically, the Registrant proposes to include the following expanded disclosures, as updated for any additional information that may emerge in its 2014 year-end analyses, in its forthcoming Annual Report on Form 10-K for 2014.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations - Critical Accounting Policies - Asset Impairment

The Company reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts for such an asset may not be recoverable. For purposes of determining impairment, assets are grouped at the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. Impairment is considered to exist if the carrying amount of any long-lived asset or asset group is not recoverable and exceeds its fair value; the carrying value of a long-lived asset is considered not recoverable if it exceeds the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of the asset or asset group. If impairment exists, the associated impairment loss to be recognized is the amount by which the carrying amount of the long-lived asset or asset group exceeds the fair value. In the Company’s case, the estimation of future cash flows takes into account estimates of recoverable ounces, platinum group metal (PGM) and other relevant metal prices (using twelve-quarter historical trailing prices and third-party projections of future prices, rather than prices at a single point in time, as indicators of longer-term future prices), any structural shifts in supply and demand or in competitive position, anticipated production levels, and future capital and reclamation expenditures, all based on life-of-mine plans and projections and measured as of the reporting date.

The Company assesses, at least quarterly, whether there has been any event or change in circumstances that might indicate that the carrying value of capitalized mining costs and related property, plant and equipment, if any, may not be recoverable out of expected undiscounted future cash flows plus any estimated salvage value. In estimating the fair value of an asset or asset group, the Company takes into account various measurement alternatives, often engaging third-party advisors to assist in the process. Such alternatives will vary depending on the circumstances but could include information from recent sales of comparable assets, third-party professional appraisals, bona fide purchase offers, and valuations derived from discounted future cash flow models.

Assumptions underlying future cash flows are subject to risks and uncertainties. Any differences between significant assumptions and market conditions such as PGM prices, lower than expected recoverable ounces, and/or the Company’s operating performance could have a material effect on the Company’s determination of ore reserves, or its ability to recover the carrying amounts of its long-lived assets, resulting in potential additional impairment charges.

Item 8. Consolidated Financial Statements and Supplementary Data – Note 4 Asset Impairment

In accordance with U.S. GAAP (ASC 360-10), the Company reviews and evaluates its long-lived assets for impairment when events and changes in circumstances indicate that the related carrying amounts of such assets may not be recoverable and may exceed their fair value. For purposes of determining impairment, assets are grouped at the lowest level for which identifiable cash flows (including estimated future cash flows from non-operating properties) are largely independent of the cash flows of other groups of assets and liabilities.

The Company regards the Altar project, comprised of contiguous mineral exploration properties situated in Argentina that likely would be mined together as a unit, as a single long-lived asset in considering impairment. The list in ASC 360-10 of examples of events or changes in circumstances that might indicate impairment includes the following:

•	A significant decrease in the market price of a long-lived asset (asset group);

•	A significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset (asset group), including an adverse action by a regulator.

With regard to Altar, the Company identified certain events and/or changes in circumstances during the third quarter of 2013 that resulted in the testing of recoverability of the carrying value of the asset. In view of the significant scale of the Altar project, the Company believes it unlikely that the Company could develop the project itself without involving other partners. In assessing recoverability, the Company took into account the effects on the Altar project of continuing deterioration in the legal and business climate in Argentina, coupled with industry announcements of investment cutbacks and the deferral of certain projects in the vicinity of the Altar property, a significant shift away from large greenfield projects by the global mining industry, and the ongoing technical review of the Altar project. Considering these events individually and in the aggregate, the Company concluded that “indicators of potential impairment” had occurred during the 2013 third quarter, requiring the Company to assess whether its investment in the Altar mineral property was recoverable.

These adverse changes required the Company to assess whether it reasonably expected to generate future undiscounted cash flows sufficient to recover its investment in the Altar mineral property, utilizing the potential development scenarios under current consideration. These scenarios included developing the project under various capital sensitivity cases, inviting third-party investment in portions of the project, abandoning the project outright, and considering a long-term sale. Probability weighting these scenarios for the Altar mineral property, which were developed in conjunction with the ongoing technical reviews noted above, the Company determined that the probability-weighted undiscounted future cash flows from the Altar mineral property were more likely than not, not sufficient to recover the carrying value of the assets at September 30, 2013.

Having made such determination, the Company undertook to determine an estimate of the fair value of the Altar assets. This effort, for which the Company engaged the assistance of a qualified third-party valuation expert, included examining recent comparable transactions for similar undeveloped mineral properties and market multiples for similar projects. Taking the result of this analysis into account, the Company recorded an impairment at September 30, 2013, of $290.4 million (before-tax) in the carrying value of the Altar mineral property, reducing the carrying value to its estimated fair value of $102.0 million. Subsequently, the Company has reviewed the recoverability of the Altar carrying value at December 31, 2013, and for each reporting period thereafter and has concluded that no further reduction to the carrying value of the Altar property is indicated to date.

The Company recognized impairment to its Marathon properties in Canada at December 31, 2013. In assessing impairment at Marathon, the Company segregated the assets associated with the proposed Marathon PGM-copper development project from the Company’s other nearby exploration holdings, which are in a less advanced stage of evaluation and therefore not yet integral to the proposed mining operation. Both asset groups were separately considered for impairment because in the Company’s view the value of the exploration properties was likely dependent upon the underlying viability of the Marathon PGM-copper development project.

During the fourth quarter of 2013, the detailed engineering feasibility study being undertaken on the Marathon project (updating an earlier study last updated in March 2012) reached a stage where the project economics could be reviewed. Several adverse changes emerged from the new study:

•	Less favorable third-party offtake terms (including the effect of lower concentrate grades and higher shipping costs);

•	Higher operating costs;

•	Higher initial capital cost; and

•	Reductions in estimated palladium grades in a portion of the ore reserves.

According to U.S. GAAP in ASC 360-10, one indication of possible impairment is the following:

An accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset group. For example, significant overruns on the construction of a new plant….

In reviewing the issues noted above, the Company concluded that the unfavorable changes identified in the updated feasibility study collectively constituted an “indicator of impairment” that could render the carrying value of Marathon, as recorded on the books of the Company at December 31, 2013 (pre-impairment), unrecoverable.

Consequently, the Company was required by accounting principles to determine if the carrying value of the Marathon assets exceeded their expected future undiscounted cash flows and the fair value of the assets. The Company initiated a process, with assistance from a qualified third-party consulting firm, to validate the preliminary economics in the new feasibility study and determine if the carrying value of the assets was more likely than not recoverable. This consulting firm worked with the Company and the engineering firms that prepared the feasibility study, reviewing the assumptions and the cash flows included in the project financial model for reasonableness. The consulting firm’s preliminary report concluded that, more likely than not, if the Marathon PGM-copper project were developed by the Company as planned, the net undiscounted cash flows from the project would be insufficient to recover its pre-impairment carrying value.

The Company concurred with this conclusion and, with the continuing assistance of the third-party consulting firm, proceeded to estimate the fair value of its long-lived Marathon assets. In so doing, the Company considered the net present values indicated by the financial model over a range of metal prices (these values were consistently negative using what the Company judged to be a reasonable discount rate), as well as taking into account appropriate comparable sales transactions, adjusted for relative scale and risk, and an appraisal based on exploration spending. As a result, in aggregate the Company wrote down the carrying value of its Marathon assets at December 31, 2013, from $228.6 million to $57.2 million, with a corresponding $171.4 million (before-tax) charge that included a charge against mineral properties and mine development of $170.5 million, and against depreciable fixed assets of $0.8 million. Because the Marathon economics at present do not support proceeding with development, the Company no longer is reporting proven and probable ore reserves at Marathon or accounting for Marathon as a development-stage project.

Assumptions underlying future cash flows associated with the Company’s long-lived assets are subject to risks and uncertainties. Future changes in such factors as supply and demand fundamentals, metals prices, recoverable reserve estimates, legal requirements and actual operating performance could have a material effect on the Company’s ability to recover the carrying amounts of its long-lived assets, potentially resulting in additional impairment charges. In the case of the Altar and Marathon exploration properties (for which future expected cash flows are difficult to estimate), a pattern of declining realized prices for sales of comparable mineral properties could provide an indication of impairment.

Consolidated Financial Statements and Supplementary Data, page 87

Note 4 – Asset Impairment, page 99

4. We note you have ceased reporting reserves at your Marathon project due, in part, to the uneconomic findings of your updated feasibility study. We also note that as a result of your impairment testing you reduced the carrying value of your Marathon assets to $57.2 million, including approximately $50.9 million in mineral property assets. Please explain to us how the current carrying value is recoverable in light of the uneconomic findings of the feasibility study. Please address a) the differences in models and assumptions between your impairment fair value and your updated feasibility study, b) the nature of the market for potential buyers of this property given the findings of your updated feasibility study, and c) how the market for potential buyers of this property was considered in your impairment testing fair value.

Response.

The results of the updated Marathon feasibility study provided appropriate economic information for the Registrant to determine that the Marathon project would not be built as proposed. In addition, the permitting process at Marathon was suspended during the first quarter of 2014. Because the Registrant was no longer intending to build the project in its current format as a result of the unfavorable feasibility study economics, permitting was suspended and reserves were removed for the Marathon project.

The Registrant engaged a third-party expert during the first quarter of 2014 to complete an independent valuation, at December 31, 2013, of the Marathon project and its relevant exploration properties as a result of the findings in the updated feasibility study. The third-party expert was unable to ascribe value based on the cash-flow model associated with the updated feasibility study, because application of a reasonable discount rate yielded a negative net present value under a range of metal pricing assumptions.

The third-party expert consequently also reviewed comparable market transactions for exploration properties and an appraised-value approach to valuing the Marathon exploration properties. The market-comparables approach relies on estimating the resource value of metal in the ground at the time of sale for similar exploration projects. The appraised-value method is based on the premise that the real value of an exploration-stage property stems from its expected potential to result in the discovery, control and ultimate development of an economic mineral deposit, even if it may not be economic at that point in time. The method assumes the amount of exploration expenditure justified on a property is related to its value, which takes into account both past exploration expenditures and future costs.

The third-party expert utilized comparable market analysis to determine a range of values for Marathon and then, given the limited universe of relevant comparables, employed the appraised-value method to estimate an indicative point value. The appraised-value method resulted in a value that fell within the range of the comparable market analysis. Based on these outcomes, the third-party expert estimated a fair value of US$50.9 million for the Marathon project (including the Geordie Lake property) and a fair value of US$4.4 million for the Coldwell Complex property (Bermuda). Taken together, the Marathon properties were estimated to have a fair value of US$55.3 million as of December 31, 2013. (This excludes the $1.9 million fair value of related depreciable assets.)

It is noted that the mineral exploration program at Marathon has continued on a limited basis through 2014 and more exploration is planned for 2015.

While the Company did not identify specific potential buyers for its Marathon properties as part of its impairment analysis, other exploration-stage polymetallic and PGM properties in this region, including properties with lower PGM grades than those at Marathon, continue to attract investment. While an outright sale of the Marathon properties probably is unlikely at this point, a potential partnership or joint venture that would fund additional exploration and potentially a portion of any future development would appear to be feasible.

In responding to these Staff comments, the Registrant and its management acknowledge the following:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings with the U.S. Securities and Exchange Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Michael McMullen

Michael McMullen

Chief Executive Officer and Director

Stillwater Mining Company